ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

March 18, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 040, LLC Offering Statement on Form 1-A Filed January 25, 2021 File No. 024-11423

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 040, LLC (the “Company”) Amendment No. 2 (“Amendment No. 2”) to the above-referenced offering statement on Form 1-A originally filed on January 25, 2021, as amended on March 1, 2021 (“Form 1-A”). Amendment No. 2 is marked with < R > tags to show changes made from Amendment No. 1 to the Form 1-A filed on March 1, 2021. In addition, we have included a narrative response, keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated March 17, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amended Offering Statement filed on March 1, 2021

General

1.	Comment: Please add disclosure regarding Masterworks’ qualification rights that have been added as Section 8.20 of your LLC Agreement.

Response: The Company notes that a description of the qualification rights included in Section 8.20 of the LLC Operating Agreement was included in the Form 1-A in the section entitled “Interest of Management and Others in Certain Transactions” on page 62 of the Offering Circular. In light of the Staff’s Comment, the Company has replicated the disclosure in the section entitled “Description of Shares – Summary of Operating agreement” on page 71 of Amendment No. 2.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Daniel Morris/U.S. Securities and Exchange Commission

Lilyanna Peyser/ U.S. Securities and Exchange Commission

Robert Shapiro/ U.S. Securities and Exchange Commission

Angela Lumley/ U.S. Securities and Exchange Commission

Craig D. Linder, Esq./Anthony L.G., PLLC

Joshua B. Goldstein/Masterworks 040, LLC

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